P R O X Y
PACIFIC RIM MINING CORP.
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF PACIFIC RIM MINING CORP. (THE "COMPANY") HEREBY APPOINTS THOMAS C. SHRAKE, OR FAILING HIM, WILLIAM MYCKATYN, OR, INSTEAD OF EITHER OF THE FOREGOING, _______________________, OR FAILING HIM, _________________________________, (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE MEMBERS OF THE COMPANY TO BE HELD AT THE 11TH FLOOR MEETING ROOM, BENTALL II, 555 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY, THE 8TH DAY OF OCTOBER, 2003, AT THE HOUR OF 2:30 O'CLOCK IN THE AFTERNOON (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

RESOLUTIONS (For full detail of each item please see the accompanying Notice of Meeting and Information Circular.):

1.	To determine the number of directors of the Company at seven VOTE FOR ____ VOTE AGAINST ____

2.	To elect each of the following persons as a director of the Company for the ensuing year:

Catherine Mcleod-Seltzer	VOTE FOR __________	WITHHOLD VOTE __________
Thomas C. Shrake	VOTE FOR __________	WITHHOLD VOTE __________
Anthony J. Petrina	VOTE FOR __________	WITHHOLD VOTE __________
William Myckatyn	VOTE FOR __________	WITHHOLD VOTE __________
David Fagin	VOTE FOR __________	WITHHOLD VOTE __________
Robert Buchan	VOTE FOR __________	WITHHOLD VOTE __________
Paul B. Sweeney	VOTE FOR __________	WITHHOLD VOTE __________

3.	To appoint Staley, Okada and Partners, Chartered Accountants, as Auditor for the Company for the ensuing year at a remuneration to be fixed by the directors. VOTE FOR ____ WITHHOLD VOTE ____

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the Company’s 2003 Annual Report, containing Directors' Report to Members, Management Discussion and Analysis, the Company's Audited Consolidated Financial Statements for the financial period ended April 30, 2003, the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of August 27, 2003, Proxy and the Notes hereto, and the Annual Return Card Form, and, except to the extent otherwise indicated herein, the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A.
THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEYAUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B.
A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 (FAX: WITHIN NORTH AMERICA 1-866-249-7775 AND OUTSIDE NORTH AMERICA 1-416-263-9524), NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREO.

C.	IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this _______ day of , 2003
(THIS PROXY IS NOT VALID UNTIL IT IS SIGNED AND DATED)

Signature of Member

Name of Member
(please print name)

Address of Member	Number of Shares Held

City/Province